Exhibit 99.81

April 17, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Intermap Technologies Corporation (the "Issuer") Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General & Special Meeting
Meeting Date:	June 26, 2025
Record Date for Notice of Meeting:	May 12, 2025
Record Date for Voting (if applicable):	May 12, 2025
Beneficial Ownership Determination Date:	May 12, 2025
Class of Securities Entitled to Vote:	Common
ISIN:	CA4589774021
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Intermap Technologies Corporation